Exhibit 99.1

Navigator Holdings Ltd. Announces Participation In Expansion Project Under Existing Ethylene Export Terminal Joint Venture

November 15, 2022 – Navigator Holdings Ltd. (“Navigator” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announced today that it intends to participate in a capital project, under its existing joint venture with Enterprise Products Partners L.P. (“Enterprise”), that consists of expanding its existing ethylene export terminal joint venture at Morgan’s Point (the “Expansion Project”). The developments making up the Expansion Project will be owned by Navigator Ethylene Terminal LLC, a joint venture that is 50/50 owned by Navigator and Enterprise (the “Export Terminal Joint Venture”).

It is expected that the Expansion Project will provide significant additional ethylene refrigeration capacity for the Export Terminal Joint Venture, which will create an opportunity for the Export Terminal Joint Venture to generate additional revenue through increased volumes. Navigator expects to make cash contributions to the Export Terminal Joint Venture for construction commencing in the first quarter of 2023 and ending in 2024, at which time the Expansion Project is expected to begin commercial service.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. On September 30, 2022, Navigator announced a new joint venture with Greater Bay Gas Co. Ltd. (“Greater Bay”), owned 60% by Navigator and 40% by Greater Bay, with the intention to acquire five ethylene vessels over the next fifteen months. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention: Investor

Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com

Address:   1201 Fannin St. Suite 262, Houston, Texas, U.S.A. 77002

Tel:           +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto and concerning the Expansion Project and the Export Terminal Joint Venture. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.